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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                              (Amendment No.  1    )*
                                            ------

           Boston Restaurant Associates, Inc. (f/k/a Capucino's Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     0-18369
--------------------------------------------------------------------------------
                                 (CUSIP Number)


      George R. Chapdelaine, 999 Broadway, Saugus, MA 01906, (617) 231-7575
--------------------------------------------------------------------------------
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               31 December, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the Statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                               -------------------
CUSIP No.         0-18369                                    Page 2 of 10 Pages
-----------------------------                               -------------------

--------------------------------------------------------------------------------
   1  |   NAME OF REPORTING PERSON
      |   S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
      |
      |           George R. Chapdelaine
------|-------------------------------------------------------------------------
   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
      |                                                        (b) [x]
      |
------|-------------------------------------------------------------------------
   3  |   SEC USE ONLY
      |
------|-------------------------------------------------------------------------
   4  |   SOURCE OF FUNDS*
      |
      |            00
------|-------------------------------------------------------------------------
   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |   TO ITEMS 2(d) OR 2(e)                                    [ ]
------|-------------------------------------------------------------------------
   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
      |            U.S.A.
------|-------------------------------------------------------------------------
                       |        7     SOLE VOTING POWER
                       |              222,600 Options to purchase Common Stock
           NUMBER OF   | -------------------------------------------------------
            SHARES     |        8     SHARED VOTING POWER
          BENEFICIALLY |              522,390 Shares of Common Stock
            OWNED BY   | -------------------------------------------------------
              EACH     |        9     SOLE DISPOSITIVE POWER
           REPORTING   |              222,600 Options to purchase Common Stock
             PERSON    | -------------------------------------------------------
              WITH     |        10    SHARED DISPOSITIVE POWER
                       |              522,390 Shares of Common Stock
------|-------------------------------------------------------------------------
   11 |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |            744,990
------|-------------------------------------------------------------------------
   12 |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |                                                             [ ]
------|-------------------------------------------------------------------------
   13 |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |                  14.2%     10.4% Common Stock     3.8% Options
------|-------------------------------------------------------------------------
   14 |   TYPE OF REPORTING PERSON*
      |            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                               -------------------
CUSIP No.         0-18369                                    Page 3 of 10 Pages
-----------------------------                               -------------------

--------------------------------------------------------------------------------
   1  |   NAME OF REPORTING PERSON
      |   S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
      |
      |           John P. Polcari, Jr.
------|-------------------------------------------------------------------------
   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
      |                                                        (b) [x]
      |
------|-------------------------------------------------------------------------
   3  |   SEC USE ONLY
      |
------|-------------------------------------------------------------------------
   4  |   SOURCE OF FUNDS*
      |
      |            00
------|-------------------------------------------------------------------------
   5  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |   TO ITEMS 2(d) OR 2(e)                                    [ ]
------|-------------------------------------------------------------------------
   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
      |            U.S.A.
------|-------------------------------------------------------------------------
                       |        7     SOLE VOTING POWER
                       |              210,000 Options
           NUMBER OF   | -------------------------------------------------------
            SHARES     |        8     SHARED VOTING POWER
          BENEFICIALLY |              522,390 Common Stock, 78,150 Common Stock
           OWNED BY    |              (spouse)
             EACH      | -------------------------------------------------------
           REPORTING   |        9     SOLE DISPOSITIVE POWER
            PERSON     |              210,000 Options
             WITH      | -------------------------------------------------------
                       |        10    SHARED DISPOSITIVE POWER
                       |              522,390 Common Stock, 78,150 Common Stock
                       |              (spouse)
------|-------------------------------------------------------------------------
   11 |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      |            810,540
------|-------------------------------------------------------------------------
   12 |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |                                                             [ ]
------|-------------------------------------------------------------------------
   13 |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |             15.5%     11.5% Common Stock     4.0% Stock Options
------|-------------------------------------------------------------------------
   14 |   TYPE OF REPORTING PERSON*
      |             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.
         -------------------

         The securities to which this Schedule 13D relates (the "Securities") are the shares of Common Stock, $.01 par value ("Common Stock"), of Boston Restaurant Associates, Inc. (f/k/a Capucino's, Inc.) a Delaware corporation (the "Issuer") whose principal executive offices are located at 999 Broadway, Saugus, Massachusetts 01906.

Item 2.  Identity and Background.
         -----------------------

         (a)  (i) George R. Chapdelaine, Voting Trustee and individually

             (ii) John P. Polcari, Jr., Voting Trustee and individually

         (b)  (i) C/O Boston Restaurant Associates, Inc.
                  999 Broadway
                  Saugus, Massachusetts 01906

             (ii) C/O Boston Restaurant Associates, Inc.
                  999 Broadway
                  Saugus, Massachusetts 01906

         (c)  (i) President, Chief Executive Officer and
                  Director of the Issuer
                  999 Broadway
                  Saugus, Massachusetts 01906

             (ii) Treasurer and Director of the Issuer
                  999 Broadway
                  Saugus, Massachusetts 01906

          (d) Neither of the undersigned persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the undersigned persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and neither was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the undersigned persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         A portion of the Securities were obtained pursuant to a Stock of Stock Purchase Agreement dated March 17, 1994 (the "Purchase Agreement") between the Issuer, George R. Chapdelaine and John P. Polcari, Jr. each as a Voting Trustee pursuant to a Voting Trust Agreement dated as of September 30, 1987, as amended and restated as of April 2, 1990 and as amended and restated as of April 28, 1994 (the "Voting Trust"). Pursuant to the Purchase Agreement, the Issuer acquired all the issued and outstanding shares of the Common Stock of Boston Restaurant Associates, Inc. a Delaware corporation ("BRAI") which was wholly owned by the undersigned as Voting Trustees, in exchange for the securities to which this statement relates. The remainder of the securities reflects (i) shares eligible for purchase under presently exercisable stock options issued to George R. Chapdelaine and John P. Polcari, Jr. and (ii) in the case of John P. Polcari, Jr. securities held by Mr. Polcari's spouse. No cash was paid by the undersigned in connection with this transaction.

Item 4.  Purpose of Transaction
         ----------------------

          Securities identified as shares held in the Voting Trust existed at the time of filing the original 13D to which Amendment No. 1 relates.

          In connection with their personal guarantee of certain indebtedness of the Issuer, Messrs. George R. Chapdelaine and John P. Polcari, Jr. were issued options to purchase 222,600 and 210,000 shares of common stock, respectively.

          Other than the possible exercise of the options described above, the undersigned have no current plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          (a) The undersigned are the voting trustees (the "Voting Trustees") under the Voting Trust Agreement. The Voting Trust holds 1,265,150 shares of the Issuer's Common Stock representing 25.2% of the Issuer's outstanding Common Stock (based upon the number of shares outstanding of the Issuer's Common Stock as reported in its Quarterly Report on Form 10-QSB for the period ending October 27, 1996). As the Voting Trustees of the Voting Trust, both of the Voting Trustees could be deemed to beneficially own all of the shares of the Issuer's Common Stock held in the Voting Trust.

               The Voting Trustees also constitute two of the five beneficiaries of the Voting Trust. The beneficiaries of the Voting Trust and their respective percentage interest in such Trust are as follows: (i) George R. Chapdelaine (41.3%); (ii) John P. Polcari, Jr. (41.3%); (iii) Anthony A. Polcari (6.53%); (iv) Mary Polcari (6.53%); (v) Lucie Salhany (4.35%). If the Voting Trust were dissolved and the securities held in the Trust were distributed to the beneficiaries thereof, George R. Chapdelaine and John P. Polcari, Jr. would each receive 522,390 shares of common stock of the Issuer, Anthony A. Polcari and Mary Polcari would each receive 82,691 shares of Common Stock of the Issuer, Lucie Salhany would receive 54,988 shares of Common Stock of the Issuer and options and aggregated percent ownership.

               In addition, George R. Chapdelaine was issued options to purchase 222,600 and 210,000 shares of common stock, plus 78,150 shares were held by Mr. Polcari's spouse.

               In accordance with Section 240.13d-4, each of the undersigned expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities of the Issuer other than (i) that number of shares as each of them would be entitled to receive if the Voting Trust were dissolved and the securities held therein were distributed to the beneficiaries of such Trust (as set forth above) and (ii) securities underlying the options of each of Mr. Chapdelaine and Mr. Polcari.

          (b) Mr. Chapdelaine and Mr. Polcari share the power to vote or to direct the vote and the power to dispose or direct the disposition of all shares held in the Voting Trust. Mr. Chapdelaine and Mr. Polcari each have sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all shares underlying their respective options. Mr. Polcari shares the power to vote or direct the vote and the power to dispose or direct the disposition of the shares held by or jointly with his spouse.

          (c)  None.

          (d) The beneficiaries of the Voting Trust have the right to receive all cash dividends from and the proceeds from the sale of the securities of the Issuer held in the Voting Trust. The beneficiaries of the Voting Trust and their respective percentage interest in such Trust are as follows: (i) George R. Chapdelaine (41.3%); (ii) John P. Polcari, Jr. (41.3%); (iii) Anthony A. Polcari (6.53%); (iv) Mary Polcari (6.53%); and (v) Lucie Salhany (3.65%).

          (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         --------------------------------------------------------------

         The Voting Trustees are party to the Voting Trust Agreement with the beneficiaries (named above) of the Voting Trust pursuant to which the beneficiaries of the Voting Trust have vested full voting power and the power to dispose of the trust corpus in the Voting Trustees.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

          Exhibit A   Stock for Stock Purchase Agreement dated March 17, 1994 by
          ---------   and among the Issuer and the Voting Trustees.*

           Exhibit B   Voting Trust Agreement as Amended and restated as of
           ---------   April 28, 1994 by and among the Voting Trustees, George
                       R. Chapdelaine, individually, John P. Polcari, Jr., individually, Anthony and Mary Polcari, as joint tenants with rights of survivorship.*

           Exhibit C   Agreement in writing to file this Schedule 13D as a
           ---------   joint filing.

           Exhibit D   Irrevocable Proxy, dated April 29, 1994, of the Voting
           ---------   trustees.*

           Exhibit E   Original Schedule 13D to which this Amendment No. 1
           ---------   relates (the "Original Schedule 13D").



*Previously filed with the Original Schedule 13D

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



February 5, 1997                    By: /s/ George Chapdelaine
                                    --------------------------------
                                    George R. Chapdelaine as
                                    Voting Trustee and Individually



                                    By: /s/ John P. Polcari
                                    --------------------------------
                                    John P. Polcari as
                                    Voting Trustee and Individually